MORSE, ZELNICK, ROSE & LANDER
                         A LIMITED LIABILITY PARTNERSHIP

                                 405 PARK AVENUE
                          NEW YORK, NEW YORK 10022-4405
                                  212-838-1177
                               FAX - 212-838-9190


                                   May 2, 2007

                                                         WRITER'S DIRECT LINE
                                                         (212) 838-8040


Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
Washington D.C. 20549
Attn: Ms. Sandra Eisen
             and
      Jason Wynn, Esq.

                             RE: VAUGHAN FOODS, INC.
                       REGISTRATION STATEMENT ON FORM S-1
                              FILED OCTOBER 6, 2006
                               FILE NO.333-137861

Dear Sirs and Mesdames:

         This letter accompanies Amendment No. 6 to the above Registration Statement and has been provided to explain why we are filing that amendment prior to receipt of your comments on Amendment No. 5.

         The new amendment is designed to improve the deal for the public investors and strengthen Vaughan Foods on a going forward basis by making the following changes:

         o The offering price has been lowered to $6.50 per unit from a range of $7.00 to $8.00 in the prior amendment.

         o The pre offering valuation of the Company (ignoring value of the warrants) has been lowered to approximately $18 million from the range of approximately $22.2 million to $19.4 million in the prior amendment.

         o Dilution to the public investors has been reduced to $4.30 from $5.38.

         o The net proceeds to the Company, assuming no exercise of the over allotment option, has been increased to $11,577,500 from the estimated $10,137,500 shown in Amendment No. 5.

         o The working capital available to the Company has been increased to $2,950,922 from $1,510,922.

         We thought it important to bring these changes to your attention at the earliest possible time, particularly since it results in numerous number changes throughout the

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prospectus. Other than these changes and the addition of a new third risk factor required by a blue sky commissioner, there are no other significant changes to the prospectus.

         Both the Company and its underwriters remain eager to bring this deal effective at the earliest possible time and we would appreciate whatever help you can provide in this regard.

                                            Very truly yours,



                                            Stephen A. Zelnick

SAZ:kab-r